Exhibit 99.1

FCA to Expand Production Capacity in Michigan to Grow Core Brands, Electrify Jeep® Vehicles

$4.5 Billion to Build New Assembly Plant in Detroit and Add Production at Five Existing Michigan
Facilities, Creating Nearly 6,500 Jobs

FCA total committed investments in the U.S. grow to nearly $14.5 billion since 2009, with nearly 30,000 jobs created to date

•	Investment would be next step in Company’s U.S. industrialization plan, announced in 2016 to expand Jeep® and Ram brands

•	Introduces two new Jeep branded “white space” products in key market segments

•	Enables electrification of new Jeep models

•	$1.6 billion investment would convert Mack Avenue Engine Complex into manufacturing site for next generation Jeep Grand Cherokee and an all-new 3-row full-size Jeep SUV, creating 3,850 new jobs

•	$900 million investment at Jefferson North to retool and modernize plant for continued production of Dodge Durango and next generation Jeep Grand Cherokee with 1,100 new jobs expected

•	Warren Truck 2017 investment increases to $1.5 billion for production of all-new Jeep Wagoneer and Grand Wagoneer as well as continued assembly of Ram 1500 Classic with addition of 1,400 new jobs

•	All three assembly sites would also produce plug-in hybrid versions of their respective Jeep models with flexibility to build fully battery electric models in the future

•	Sterling Stamping and Warren Stamping plants to receive more than $400 million total investment to support additional production, potentially creating about 80 new jobs at Sterling

•	$119 million investment to relocate Pentastar engine production currently at Mack I to the Dundee Engine Plant; production at Mack would end by Q3 2019

•	Projects contingent on land acquisition and the negotiation of development incentives with the cities of Detroit, Sterling Heights, Warren, Dundee and state of Michigan

•	City of Detroit has 60 days to deliver on commitments outlined in Memorandum of Understanding related to Mack and Jefferson North projects

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) confirmed today plans to invest a total of $4.5 billion in five of its existing Michigan plants, and to work with the city of Detroit and state of Michigan on building a new assembly plant within city limits. The move would increase capacity to meet growing demand for its Jeep® and Ram brands, including production of two new Jeep branded white space products as well as electrified models. The proposed projects would create nearly 6,500 new jobs.
The plant actions detailed in today’s announcement represent the next steps in a U.S. manufacturing realignment FCA began in 2016. In response to a shift in consumer demand toward SUVs and trucks, the Company discontinued compact car production and retooled plants in Illinois, Ohio and Michigan to make full use of available capacity to expand the Jeep and Ram brands. Those actions have resulted in the recent launches of the award-winning all-new Jeep Wrangler and all-new Ram 1500, and the introduction of the newest member of the Jeep family, the all-new Jeep Gladiator, at the 2018 Los Angeles Auto Show.
“Three years ago, FCA set a course to grow our profitability based on the strength of the Jeep and Ram brands by realigning our U.S. manufacturing operations,” said Mike Manley, Chief Executive Officer, FCA N.V. “Today’s announcement represents the next step in that strategy. It allows Jeep to enter two white space segments that offer significant margin opportunities and will enable new electrified Jeep products, including at least four plug-in hybrid vehicles and the flexibility to produce fully battery electric vehicles.”
The city of Detroit has 60 days to meet the terms of a Memorandum of Understanding, which requires the acquisition of property critical to the execution of the Mack project. The additional investments are subject to the successful negotiation and final approval of development packages with the state and other local governments.

Plant Investment Details

FCA would invest $1.6 billion to convert the two plants that comprise the Mack Avenue Engine Complex into the future assembly site for the next generation Jeep Grand Cherokee as well as an all-new 3-row full-size Jeep SUV and plug-in hybrid (PHEV) models, adding 3,850 new jobs to support production. The Company intends to start construction of the new Detroit facility by the end of Q2 2019 with the first 3-row vehicles expected to roll off the line by the end of 2020, followed by the all-new Grand Cherokee in the first half of 2021.
Also as part of this announcement, the Jefferson North Assembly Plant would receive an investment of $900 million to retool and modernize the facility to build the Dodge Durango and next generation Jeep Grand Cherokee. FCA expects to create 1,100 new jobs at Jefferson North.

The reborn Mack facility would be the first new assembly plant to be built in the city of Detroit in nearly three decades. Jefferson North was the last new assembly plant built in the city in 1991. When complete, Mack would join Jefferson North as the only automotive assembly plants to be located completely within the city limits of Detroit.
The Pentastar engines - the 3.6-, 3.2- and 3.0-liter - currently built at Mack I would be relocated to the Dundee Engine Plant as part of a $119 million investment. Pentastar production at Mack I would end by Q3 2019. Mack II has been idle since it ceased production of the 3.7-liter V6 in September 2012.
FCA also confirms the investment at Warren Truck to retool for production of the all-new Jeep Wagoneer and Grand Wagoneer, announced in 2017, along with their electrified counterparts, would increase to $1.5 billion. Production is expected to launch in early 2021. In addition to the new Jeep models, the plant would continue building the Ram 1500 Classic, which is being extended to meet market demand. It is expected that 1,400 new jobs would be added. As a result of this investment announcement, production of the all-new Ram Heavy Duty will continue at its current location in Saltillo, Mexico.
To support the additional production, the Company’s Warren Stamping (Warren, Mich.) and Sterling Stamping (Sterling Heights, Mich.) plants would receive investments of $245 million and $160 million, respectively, with Sterling Stamping expected to add more than 80 new jobs.
This investment is part of the Company's capital spending plan presented in June 2018.

Realignment of FCA U.S. Manufacturing Operations

Over the past two years, FCA has realigned production at four plants in Illinois, Ohio and Michigan to increase capacity for the Jeep Cherokee, Jeep Wrangler and Ram 1500 Light Duty truck, and created additional manufacturing capacity for the all-new Jeep Gladiator in Ohio.
The investments included:

•
$350 million in the Belvidere Assembly Plant (Illinois) to produce the Jeep Cherokee, which moved from Toledo, Ohio, in 2017. More than 300 new jobs were added to support production, which launched in June 2017.

•
$700 million in the Toledo Assembly Complex (Ohio) to retool the North plant to produce the next-generation Jeep Wrangler. Approximately 700 new jobs were added to support production, which began in December 2017.

•
$1.48 billion in the Sterling Heights Assembly Plant (Michigan) to build the next-generation Ram 1500 truck, adding more than 700 new jobs. Production of the new truck began in March 2018. Production of the Ram 1500 Classic continues at Warren Truck (Michigan).

•	$273 million in the south plant of the Toledo Assembly Complex to prepare the facility to produce the all-new Jeep Gladiator. The new truck is scheduled to launch in the first half of 2019.

In total, FCA has committed to invest nearly $14.5 billion in its U.S. manufacturing operations and created nearly 30,000 new jobs since June 2009.

London, 26 February 2019

Contacts: Jodi Tinson
(248) 512-2944 office
(586) 219-0677 cell
jodi.tinson@fcagroup.com

Shawn Morgan
(248) 512-1756 office
(248) 760-2621 cell
shawn.morgan@fcagroup.com

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.